787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
November 25, 2014
VIA EDGAR AND OVERNIGHT DELIVERY

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	New Remy Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed November 14, 2014 File No. 333-199291
Dear Mr. Dobbie:
On behalf of New Remy Corp., a Delaware corporation (“New Remy”), please find below New Remy’s response to the comment letter sent to Mr. Raymond R. Quirk, the Chief Executive Officer of New Remy, dated November 25, 2014, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced registration statement (the “Registration Statement”).
Where indicated below, revisions have been included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed with the Commission via EDGAR simultaneously with this response. For convenience, New Remy is also providing by email a copy of Amendment No. 2 marked to show changes against Amendment No. 1 to the Registration Statement filed with the Commission on November 14, 2014.
The numbered paragraph in bold below sets forth the Staff’s comment together with our response.
Material U.S. Federal Income Tax Consequences of the Transactions, page 135
The Spin-off, page 135
1. Please refer to the fifth paragraph. We note your disclosure that “[t]his summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.” Investors are entitled to rely on the opinions as expressed. Please revise this paragraph to remove the inappropriate limitation on reliance. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 135 of Amendment No. 2.
Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8088 or Ann Harrington at (212) 728-8893.

Sincerely,

/s/ Robert S. Rachofsky

Robert S. Rachofsky, Esq.
Willkie Farr & Gallagher LLP

cc:	Via E-mail
Michael L. Gravelle, Esq. (Fidelity National Financial, Inc.)
Michael J. Aiello, Esq. (Weil, Gotshal & Manges LLP)
John J. Pittas (Remy International, Inc.)

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